ID # 252480

82-34806

0501083l

SOLBEC
PHARMACEUTICALS LTD

SUPPL

SOLBEC FACILITY GRANTED GMP LICENCE

Summary

- Solbec obtains GMP licence for the manufacture of Coramsine® components and for the testing and release of Coramsine® for clinical trials

Perth, Australia. Thursday 18 August 2005: Solbec Pharmaceuticals (ASX: SBP) is pleased to announce that its manufacturing facility has been granted a Good Manufacturing Practice (GMP) licence by the Therapeutic Goods Administration (TGA).

In order to qualify for the licence, Solbec was required to meet the TGA's stringent criteria for manufacturing and quality control at its Osborne Park, Western Australia facility.

The licence represents formal accreditation of Solbec's manufacturing and quality control systems and procedures; and ensures the Company is not reliant on outsourcing to similarly certified third party facilities for production of Coramsine.

The components of the licence are such that Solbec's Osborne Park facility is now GMP certified for both the manufacture of Coramsine's® precursor compound; and for the laboratory testing and release of the finished Drug Products for use in clinical trials.

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Further information:

David Sparling Business Development Manager Tel: (08) 9446 7555 Mob: 0417 721972 Email: david.sparling@solbec.com.au	Media: Justine Lamond Tel: (02) 9237 2800 Email: jlamond@bcg.com.au

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. The company is currently progressing its key project, Coramsine®, through Phase I/IIA clinical trials for the treatment of advanced solid tumours; and as a topical treatment for psoriasis. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au

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